May 14, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  John Reynolds and S. Thomas Kluck II

Re:                             Shermen WSC Acquisition Corp.

Registration Statement on Form S-1

Registration Number No. 333-133869

Withdrawal of Request for Acceleration of Effective Date of Registration Statement

Ladies and Gentlemen:

By this letter, the undersigned Registrant hereby withdraws its request for acceleration of effectiveness, dated May 11, 2007, in which it requested that the above-captioned Registration Statement be declared effective as of 4:30 P.M. (New York time) on May 14, 2007, or as soon thereafter as practicable.

Very truly yours,

SHERMEN WSC ACQUISITION CORP.

/s/ Francis P. Jenkins, Jr.
Name:	Francis P. Jenkins, Jr.
Title:	Chairman and Chief Executive Officer